UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                              SJNB FINANCIAL CORP.
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                                (Name of Issuer)



                                  COMMON STOCK
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                         (Title of Class of Securities)



                                    784273104
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                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Statement is filed:


         Rule 13d-1(b)

         Rule 13d-1(c)

   __X__ Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 5 Pages

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CUSIP No.  784273104
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    1       NAMES OF REPORTING PERSONS:      JAMES R. KENNY
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)___
                                                                       (b)_X_
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    3       SEC USE ONLY
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    4       CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
--------------------------- --------- ------------------------------------------


                            5   SOLE VOTING POWER            80,285 (see Item 4)
                                ------------------------------------------------
   NUMBER OF SHARES         6   SHARED VOTING POWER          49,679 (see Item 4)
BENEFICIALLY OWNED BY           ------------------------------------------------
EACH REPORTING PERSON       7   SOLE DISPOSITIVE POWER       80,285 (see Item 4)
         WITH                   ------------------------------------------------
                            8   SHARED DISPOSITIVE POWER     49,679 (see Item 4)
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                           129,964 (see Item 4)
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       ___
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    11      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)                              5.26% (see Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       IN
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                               Page 2 of 5 Pages

Item 1.   Information Regarding Issuer.

         (a)  Name of Issuer:  SJNB Financial Corp.

         (b) Address of Issuer's Principal Executive Offices: One North Market Street, San Jose, California 95113.

Item 2.   Information Regarding Person Filing and Issuer's Securities.

         (a)  Name of Person Filing:  Mr. James R. Kenny

         (b)  Address of Principal Business Office or, if none, Residence:

              Mr. Kenny's principal business address is: SJNB Financial Corp., One North Market Street, San Jose, California 95113.

         (c) Citizenship: Mr. Kenny is a citizen of the United States of America.

         (d) Title of Class of Securities: The common stock of SJNB Financial Corp. ("Common Stock").

         (e)  CUSIP Number:  784273104.

Item 3.

          Not applicable.

Item 4.   Ownership.

                (a) Amount of Common Stock Beneficially Owned: As of December 31, 1998, Mr. Kenny was deemed for reporting purposes to beneficially own 129,964 shares of Common Stock. This amount includes (i) 49,679 shares of Common Stock held by the San Jose National Bank Cash or Deferred Profit-Sharing Plan (the "Plan") of which Mr. Kenny is a Trustee (the "Plan Shares"), (ii) 57,200 shares of Common Stock held in Mr. Kenny's own name, (iii) 3,085 shares of Common Stock held in the Plan that are vested for the account of Mr. Kenny, and (iv) 20,000 shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options within 60 days.

           Mr. Kenny disclaims beneficial ownership as to the Plan Shares.

                (b)  Percent  of Class:  As of  December  31,  1998,  there were
           2,449,791 shares of the Issuer's Common Stock outstanding. The 129,964 shares of Common Stock deemed to be beneficially owned by Mr. Kenny as of December 31, 1998 represented 5.26% of the Common Stock outstanding as of that date (including for this purpose the 20,000 shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

                (c) Number of shares of Common Stock as to which Mr. Kenny had (as of December 31, 1998):

                      (i) sole  power to vote or to direct the vote:  Mr.  Kenny beneficially owned 80,285 shares of Common Stock as to which he maintained the sole power to vote or to direct the vote (3,085 of this total represents shares held by and vested to Mr. Kenny as an individual in the Plan, and 20,000 of this total represents shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

                      (ii) shared power to vote or to direct the vote: Mr. Kenny was deemed for reporting purposes to be the beneficial owner of 49,679 shares of Common Stock (consisting of the Plan Shares) as to which as a Trustee of the Plan he had shared power to vote or to direct the vote and as to which he disclaims beneficial ownership.

                      (iii) sole  power to dispose or to direct the  disposition of: Mr. Kenny beneficially owned 80,285 shares of Common Stock as to which he maintained the sole power to dispose or to direct the disposition (3,085 of this total represents shares held by and vested to Mr. Kenny as an individual in the Plan, and 20,000 of this total represents shares of Common Stock that may be acquired by Mr. Kenny upon the exercise of stock options).

                      (iv) shared power to dispose or to direct the  disposition of: Mr. Kenny was deemed for reporting purposes to be the beneficial owner of 49,679 shares of Common Stock (consisting of the Plan Shares) as to which as Trustee of the Plan he had shared power to dispose or to direct the disposition.

Item 5.  Ownership of Five Percent or Less of a Class.


              If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.___

                               Page 3 of 5 Pages

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of the Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 12, 1999.


                                                              /s/ James R. Kenny
                                                           ---------------------
                                                                  James R. Kenny

                               Page 5 of 5 Pages